October 1, 2009

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-0404
Attn: Russell Mancuso, Legal Branch Chief

Re:       Searchlight Minerals Corp.
Registration Statement on Form S-1/A
(File No. 333-132929)
Dear Mr. Mancuso:

On behalf of Searchlight Minerals Corp. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Commission”), dated October 1, 2009 (the “Comment Letter”) relating to the above-referenced Registration Statement on Form S-1 (File No. 333-132929) which was amended on September 24, 2009.

The following responses correspond to the numbered paragraphs in your Comment Letter.  The responses and undertakings contained in this letter are the positions of the Company.  For your convenience, we have set forth each comment in bold typeface and included the Company’s response below the relevant comment:

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
October 1, 2009

Director Compensation, page 106

1.	In your future filings, as applicable, please provide the footnote disclosure required by the Instruction to Regulation S-K Item 402(k)(2)(iii) and (iv).

In response to your comments, the Company undertakes to include such disclosure in its future filings.  Further, the Company has attached a proposed form of such disclosure, which the Company intends to include in the next filing with respect to this Registration Statement.  The proposed changes are marked to show all changes from the filing of the Pre-Effective Amendment No. 10 to the Registration Statement on Form S-1/A with the Commission.

Further, as we discussed today, the Company will, under separate cover, request acceleration of the effective date of the Registration Statement for Friday, October 2, 2009, at 10:00 A.M. (EST) and include the proposed form of disclosure in the response to Comment 1 in the Rule 424(b)(3) prospectus related to the Registration Statement.

In connection with the Company’s response to your comment letter, the Company acknowledges that:

1.           The Company is responsible for the adequacy and accuracy of the disclosure in the filing of the Registration Statement;

2.           The staff’s comments or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filings; and

3.           The Company may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our responses fully address your inquiries.  Please contact us if you have any further questions at the address and phone number in our letterhead.

Very truly yours, /s/ Jeffrey P. Berg Jeffrey P. Berg of BAKER & HOSTETLER LLP

CC:	CARL S. AGER
KRISTIN LOCHHEAD
JOSEPH MCCANN
IAN R. MCNEIL
MELVIN L. WILLIAMS

Director Compensation

This section provides information regarding the compensation policies for our directors and amounts paid and securities awarded to these directors in the fiscal year ended December 31, 2008.

From January 2007 until July 1, 2007 we paid non-employee directors a fee of $1,000 per meeting in cash. During that period, we paid an aggregate of $5,000 to our non-employee directors for meeting attendance. Effective July 1, 2007, we pay non-employee directors compensation of $3,000 per month in cash and $9,000 value of our common stock per quarter, where the appropriate number of shares to equal $9,000 is determined by the closing price of our stock on the last trading day of each quarter. We may also periodically grant additional stock options to our directors in consideration for their providing services to us as directors.

Further, on June 11, 2008, our board of directors adopted a 2008 Stock Incentive Plan for Directors ("2008 Directors Plan"), subject to approval by our stockholders. The 2008 Directors Plan provides for grants to our directors of options to purchase shares of our common stock, rights to receive the appreciation in value of common shares, awards of common shares subject to vesting and other restrictions on transfer, and other awards based on common shares. We intend to submit a proposal to our stockholders to authorize the issuance of up 750,000 shares of common stock under the 2008 Directors Plan, and have filed a preliminary proxy statement with the SEC to that effect. However, we will not grant any awards under the 2008 Directors Plan until such plan has been approved by our stockholders.

The following table summarizes the compensation paid to our non-employee directors for the fiscal year ended December 31, 2008:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[(1)]	Option Awards ($)[(1)]	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Martin B. Oring [(2)]	9,000	-	27,026	-	-	36,026
Robert D. McDougal [(3)]	36,000	36,000	-	-	-	72,000
Harry B. Crockett [(4)]	36,000	36,000	-	-	-	72,000

(1) The dollar value of stock awards and options awards are calculated in accordance with Statement of Financial Accounts ("SFAS") 123R, *Share Based Payments*.

(2) Mr. Oring joined our board of directors on October 10, 2008. Mr. Oring held 207,347 stock options and no unvested shares as stock awards, of December 31, 2008. We granted 207,347 stock options (which included 200,000 unvested stock options at December 31, 2008) and no stock awards to Mr. Oring in 2008. The grant date fair value of the stock option awards computed in accordance with SFAS 123(R) was $165,180.

(3) Mr. McDougal held 550,000 stock options and no unvested shares as stock awards, of December 31, 2008. We granted no stock options and 15,811 shares as stock awards to Mr. McDougal in 2008. In addition, 3,214 shares were issued to Mr. McDougal in 2008 which are noted in our Consolidated Statement of Stockholders' Equity included in the financial statements filed herewith as subscribed for on December 31, 2007 and issued in 2008. The grant date fair value of the stock awards computed in accordance with SFAS 123(R) was $36,000.

(4) Mr. Crockett held no stock options and no unvested shares as stock awards, of December 31, 2008. We granted no stock options and 15,811 shares as stock awards to Mr. Crockett in 2008. In addition, 3,214 shares were issued to Mr. Crockett l in 2008 which are noted in our Consolidated Statement of Stockholders' Equity included in the financial statements filed herewith as subscribed for on December 31, 2007 and issued in 2008. The grant date fair value of the stock awards computed in accordance with SFAS 123(R) was $36,000.